Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5 For more information, please see Kinross’ 2013 second-quarter Financial Statements and MD&A at www.kinross.com

NEWS RELEASE

Kinross reports 2013 second-quarter results

Toronto, Ontario – July 31, 2013 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the second quarter ended June 30, 2013.
(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page eight of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted. The comparative figures have been recast to exclude the results of Fruta del Norte and Crixás.)

Financial and operating highlights:

●	Production1: 655,381 gold equivalent ounces (Au eq. oz.), compared with 632,772 ounces in Q2 2012.

●	Revenue: $968.0 million, compared with $1,005.6 million in Q2 2012.

●	Production cost of sales2: $737 per Au eq. oz., compared with $724 in Q2 2012.

●	All-in sustaining cost2: $1,072 per Au oz. sold, compared with $970 in Q2 2012.

●	Attributable margin3: $657 per Au. eq. oz. sold, compared with $844 in Q2 2012.

●	Adjusted operating cash flow2: $256.7 million, or $0.22 per share, compared with $268.0 million, or $0.24 per share, in Q2 2012.

●	Adjusted net earnings2, 4: $119.5 million, or $0.10 per share, compared with $156.8 million, or $0.14 per share, in Q2 2012.

●	Reported net loss4: $2,481.9 million, or $2.17 per share, compared with net earnings of $113.9 million, or $0.10 per share, in Q2 2012.

●
Non-cash impairment charge: The reported net loss for the quarter included an after-tax non-cash impairment charge of $2,289.3 million, largely as a result of lower short-term and long-term gold price assumptions. In addition, Kinross recorded a charge of $720 million relating to the previously announced decision to cease development of its Fruta del Norte (FDN) project in Ecuador, which has been classified as a discontinued operation.

●
Outlook: Kinross expects to be within its 2013 forecast guidance for production (2.4-2.6 million attributable Au eq. oz.), production cost of sales ($740-$790 per Au eq. oz.), and all-in sustaining cost ($1,100-$1,200 per Au oz. sold). The Company has reduced its 2013 capital expenditure forecast to approximately $1.45 billion from $1.6 billion.

Cost review and reduction:

●
In response to the recent drop in the gold price, the Company has undertaken a number of additional initiatives to reduce operating costs and capital expenditures, and maximize cash flow. Kinross has identified additional expected savings of approximately $180 million for the balance of 2013 and expects further savings this year as ongoing cost reviews are completed. The Company is also targeting significant capital spending reductions in 2014.

Development projects:

●
First ore from development activities at Dvoinoye was delivered to Kupol in Q2 2013 and the Kupol plant upgrade has been successfully completed. The project remains on schedule to reach targeted production in Q4 2013.

●
Due to the Company’s focus on capital reduction in the current lower gold price environment, Kinross does not now expect to make a decision on whether to proceed with a potential Tasiast mill expansion until 2015 at the earliest, regardless of the project feasibility study (FS) outcome. The FS remains on schedule for expected completion in Q1 2014.

●	On June 10, 2013, the Company announced that it ceased further development at its Fruta del Norte project.

Dividend:

●
To help ensure the Company maintains its strong balance sheet and liquidity position in the current uncertain gold price environment, the Board of Directors has suspended the upcoming semi-annual dividend. Future decisions regarding the dividend will be based on a number of factors, including market conditions, balance sheet strength and liquidity, operational performance, and the impact of cost reduction measures.

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production. Prior year production figures have been adjusted to exclude Crixás due to its sale in Q2 2012.
2 These figures are non-GAAP financial measures and are defined and reconciled on pages 10 to 12 of this news release.
3 Attributable margin per ounce sold is a non-GAAP measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold”.
4 Net earnings (loss) figures in this release represent “net earnings (loss) from continuing operations attributable to common shareholders”.

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

CEO Commentary

J. Paul Rollinson, CEO, made the following comments in relation to second-quarter 2013 results:

“In the current challenging environment, Kinross continues to deliver strong operating results. Our operations had another excellent quarter, and we remain on guidance for production, cost of sales, and all-in sustaining costs. We also recorded a key milestone in Russia with the delivery of first ore from Dvoinoye to Kupol, and are on schedule to reach targeted production at Dvoinoye in the fourth quarter.

“We have intensified our strategic focus on margins, cost reduction and cash flow in response to the recent drop in gold price, and have taken additional measures to reduce overall spending and increase cash generation. We have identified new reductions in capital and exploration spending for 2013, which are expected to total approximately $180 million. Further significant reductions are targeted in 2014. In light of these planned reductions, and continued uncertainty regarding gold prices, we do not expect to make a decision on whether to proceed with a Tasiast mill expansion until 2015 at the earliest, regardless of the results of the feasibility study expected in Q1 2014.

“Balance sheet strength and liquidity remain key priorities. Given the current lower gold price environment, and its impact on cash flow, the Board has suspended our upcoming semi-annual dividend, which we will continue to re-evaluate based on market conditions and operational performance. This was a difficult decision, but we believe it is the right decision in today’s challenging and uncertain gold price environment.”

Financial results

Summary of financial and operating results

		Three months ended		Six months ended
		June 30,		June 30,
	(in millions, except ounces, per share amounts, gold price and per ounce amounts)	2013	2012	2013	2012
	Total gold equivalent ounces(a)(e) - Produced (c)	661,636	654,243	1,317,246	1,266,081
	Total gold equivalent ounces(a)(e) - Sold (c)	695,541	656,447	1,347,738	1,285,952
	Gold equivalent ounces from continuing operations (a)(d) - Produced (c)	661,636	639,138	1,317,246	1,235,087
	Gold equivalent ounces from continuing operations (a)(d) - Sold (c)	695,541	640,836	1,347,738	1,253,188
	Total attributable gold equivalent ounces(a)(e) - Produced (c)	655,381	647,877	1,304,278	1,252,124
	Total attributable gold equivalent ounces(a)(e) - Sold (c)	689,501	650,149	1,334,753	1,271,829
	Attributable gold equivalent ounces from continuing operations (a)(d) - Produced (c)	655,381	632,772	1,304,278	1,221,130
	Attributable gold equivalent ounces from continuing operations (a)(d) - Sold (c)	689,501	634,538	1,334,753	1,239,065

	Financial Highlights from Continuing Operations (d)
	Metal sales	$968.0	$1,005.6	$2,026.1	$2,010.7
	Production cost of sales	$513.5	$464.1	$989.2	$915.8
	Depreciation, depletion and amortization	$210.1	$157.0	$437.8	$299.5
	Impairment charges	$2,433.1	$-	$2,433.1	$-
	Operating earnings (loss)	$(2,283.7)	$259.2	$(2,031.0)	$561.2
	Net earnings (loss) from continuing operations attributable to common shareholders	$(2,481.9)	$113.9	$(2,319.5)	$212.5
	Basic earnings (loss) per share from continuing operations attributable to common shareholders	$(2.17)	$0.10	$(2.03)	$0.19
	Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$(2.17)	$0.10	$(2.03)	$0.19
	Adjusted net earnings from continuing operations attributable to common shareholders(b)	$119.5	$156.8	$291.9	$353.8
	Adjusted net earnings from continuing operations per share(b)	$0.10	$0.14	$0.26	$0.31
	Net cash flow of continuing operations provided from operating activities	$106.4	$79.1	$471.7	$461.2
	Adjusted operating cash flow from continuing operations(b)	$256.7	$268.0	$670.4	$586.2
	Adjusted operating cash flow from continuing operations per share(b)	$0.22	$0.24	$0.59	$0.51
	Average realized gold price per ounce from continuing operations	$1,394	$1,568	$1,505	$1,605
	Consolidated production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$738	$724	$734	$731
	Attributable(a) production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$737	$724	$734	$731
	Attributable(a) production cost of sales from continuing operations per ounce sold on a by-product basis(b)	$697	$659	$686	$657
	Attributable(a) all-in sustaining cost from continuing operations per ounce sold on a by-product basis(b)	$1,072	$970	$1,034	$1,180

(a)	Total includes 100% of Chirano production. “Attributable” includes Kinross’share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included on pages ten to twelve of this news release.
(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2013 was 61.14:1, compared with 54.77:1 for the second quarter of 2012 and for the first six months of 2013 was 57.21:1, compared with 53.17:1 for the first six months of 2012.

(d)
On June 10, 2013, the Company announced its decision to cease development of FDN. On June 28, 2012, the Company disposed of its interest in Crixás. As a result, the comparative figures have been recast to exclude the results of FDN and Crixás.

(e)	The total gold equivalent ounces and total attributable gold equivalent ounces include Crixás up to June 28, 2012.

p. 2 Kinross reports 2013 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The following operating and financial results are based on second-quarter 2013 attributable gold equivalent production from continuing operations:

Production: Kinross produced 655,381 attributable gold equivalent ounces from continuing operations in the second quarter of 2013, a 4% increase over the second quarter of 2012, mainly due to production increases at Fort Knox and Tasiast.

Production cost of sales: Production cost of sales per gold equivalent ounce2 was $737 for the second quarter of 2013, compared with $724 for the second quarter of 2012. Production cost of sales per gold ounce on a by-product basis was $697 in the second quarter of 2013, compared with $659 in Q2 2012, based on Q2 2013 attributable gold sales of 647,671 ounces and attributable silver sales of 2,557,552 ounces.

All-in sustaining cost: Attributable all-in sustaining cost per gold ounce sold2 was $1,072 in Q2 2013, compared with $970 in Q2 2012, mainly as a result of an increase in production cost of sales and the timing of sustaining capital spending.

During the second quarter, the World Gold Council (WGC) recommended adopting a standard definition of all-in costs and all-in sustaining costs associated with producing gold. The Company has adopted the WGC definition of all-in sustaining costs for Q2 2013 and intends to adopt the definition for all-in costs in 2014. Prior to the second quarter, Kinross reported all-in sustaining cost, which conformed to the WGC all-in sustaining cost definition, except for certain differences in the definition of sustaining versus non-sustaining capital and exploration costs. The Company’s 2013 all-in sustaining cost guidance of $1,100-$1,200 per gold ounce sold on a by-product basis remains unchanged under the new definition.

Revenue: Revenue from metal sales was $968.0 million in the second quarter of 2013, compared with $1,005.6 million during the same period in 2012, a decrease of 4%, mainly due to the lower average realized gold price for the quarter. The average realized gold price was $1,394 per ounce in Q2 2013, a decrease of 11%, compared with $1,568 per ounce in Q2 2012.

Margins: Kinross’ margin per gold equivalent ounce sold3 was $657 for the second quarter of 2013, a decrease of 22% compared with the Q2 2012 margin of $844 per gold equivalent ounce.

Operating cash flow: Adjusted operating cash flow2 was $256.7 million for the quarter, or $0.22 per share, compared with $268.0 million, or $0.24 per share, for Q2 2012.

Cash balance: Cash and cash equivalents and short-term investments were $1,163.1 million as at June 30, 2013, compared with $1,982.5 million as at December 31, 2012.

Earnings: Adjusted net earnings2, 4 were $119.5 million, or $0.10 per share, for Q2 2013, compared with $156.8 million, or $0.14 per share, for Q2 2012.

Reported net loss4 was $2,481.9 million, or $2.17 per share, for Q2 2013, compared with earnings of $113.9 million, or $0.10 per share, in Q2 2012. Reported net loss included an after-tax non-cash impairment charge of $2,289.3 million.

Impairment: As a result of both the decline in gold price and the decision to defer potential construction at Tasiast, the Company performed an impairment assessment which resulted in an aggregate after-tax non-cash impairment charge of $2,289.3 million. The impairment was principally attributable to lower short-term and long-term gold price assumptions. Of that amount, $1,629.4 million was related to impairment of the carrying value of property, plant and equipment and $659.9 million was related to the impairment of goodwill. Further details are outlined on page seven of this release.

In addition to this impairment, the Company wrote off the carrying value of its FDN asset of $720 million, which was comprised entirely of property, plant and equipment, and recorded an impairment related to its investment in Cerro Casale, which is classified as an investment in associate on the Company’s balance sheet (and is therefore not included as part of the impairment charge discussed in the paragraph above). The FDN write-off does not affect the Company’s reported net loss from continuing operations and was the result of the previously disclosed decision by Kinross to not proceed with further development of FDN.

p. 3 Kinross reports 2013 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Capital expenditures: Capital expenditures were $321.0 million for Q2 2013, compared with $414.7 million for the same period last year, a decrease due mainly to lower spending at Paracatu, Maricunga, Kupol and La Coipa.

Cost review and reduction
The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page eight of this news release.

The Company has had success in reducing both its operating costs and capital expenditures as a result of the Way Forward strategy launched in the second half of 2012. Kinross has made significant progress in such areas as mine plan optimization; labour productivity and contractor management; and supply chain management, with reduced prices successfully negotiated for a number of input commodities. In response to the significant decline in gold price in recent weeks, Kinross has accelerated its Way Forward initiatives, and has undertaken a number of additional actions with the goal of further reducing costs and maximizing cash flow. These measures are consistent with the Company’s strategic objective of preserving balance sheet strength and liquidity, and aim to maintain profitability in a lower gold price environment, while retaining the flexibility to pursue economically viable growth and development options as market conditions improve.

Kinross has identified additional expected savings totalling approximately $180 million for the balance of 2013 as a result of these new initiatives. This includes approximately $150 million in expected 2013 capital reductions at the Company’s operations and projects, due to deferrals of stripping, infrastructure development, and equipment purchases. It also includes a $30 million reduction in the 2013 exploration budget. Priority exploration programs in each region will continue to be advanced, while scope reductions and spending deferrals are being implemented for the remainder of the Company’s programs, and greenfield activities will be curtailed.

The Company has also launched a comprehensive cost review process across the organization, based on a re-evaluation of existing budgets and discretionary spending. Further savings in 2013 are expected to result from this cost review, and the Company intends to provide an update following completion of the review process. Already this year, the Company has reduced head office staff by 7%, closed its Vancouver procurement office, and eliminated nearly 200 full-time positions in Ecuador in connection with its decision to cease development at Fruta del Norte.

Kinross will be identifying additional opportunities for savings in 2014 as part of these ongoing cost reviews, and its annual planning and budgeting process. The Company is targeting a significant overall reduction in capital expenditures in 2014, and intends to provide an update in its Q3 earnings announcement in November.

Balance sheet update

As of June 30, 2013, Kinross had approximately $2,664.5 million in liquidity, consisting of $1,163.1 million in cash and cash equivalents, and $1,501.4 million of available credit facilities. With the cost reduction measures discussed above, Kinross continues to maintain balance sheet strength and liquidity as a key priority objective.

On June 10, 2013, the Company announced that it had extended the maturity dates of its $1.5 billion revolving credit facility and $1.0 billion term loan to August 10, 2018 and August 10, 2017, respectively. The term loan has no mandatory amortization payments. With these extensions having been completed, Kinross has no debt maturities prior to 2016, and only regular principal amortization payments on the remaining $170 million balance of the Kupol term loan.

Operating results

Mine-by-mine summaries for second-quarter operating results may be found on pages 13 and 17 of this news release. Highlights include the following:

North America: Performance was strong in the second quarter, and the region remains on track to meet both production and production cost of sales guidance for the year. Regional production was higher compared with Q1 2013 due mainly to improved mill throughput at Fort Knox. Kettle River-Buckhorn and Fort Knox continued to achieve strong mill grades and recoveries during the quarter. Compared to Q2 2012, regional production was higher as a result of better mill grades at Fort Knox and Kettle River-Buckhorn.

p. 4 Kinross reports 2013 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Russia: The region is on target to meet both production and production cost of sales guidance for the year. Second quarter production at Kupol was largely in line with Q1 2013, but was lower compared with Q2 2012 as a result of expected lower grades. Mill throughput was reduced during the quarter as a result of the planned shutdown from June 24 to July 6 to complete the mill expansion. Mill recoveries remained strong.

South America: The region remains on target to meet both production and production cost of sales guidance for the year. Paracatu’s production was in line with the previous quarter, as improved mill grade offset a slight decline in throughput. Maricunga’s decrease in production compared with Q1 2013 and Q2 2012 was the result of anticipated lower grades from transitional ore as the bottom of the current phase is mined. La Coipa’s production increased relative to Q2 2012 as a result of stronger grades, but relative to Q1 2013 experienced a slight drop, due to lower mill throughput and an unfavorable change in the gold/silver ratio. The Company expects to suspend mining of the existing ore body at La Coipa in the fourth quarter of 2013.

West Africa: Performance continued to be strong during the second quarter, and the region is on target to meet both production and production cost of sales guidance for the year. For the second consecutive quarter, Tasiast achieved its highest quarterly production level since being acquired by Kinross. The production increase was due mainly to expected higher grades entering the mill, along with improved performance from the dump leach. Chirano’s production decreased slightly compared to Q1 2013 and Q2 2012 as a result of expected lower grades.

Project update and new developments
The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page eight of this news release.

Dvoinoye

During the second quarter, first ore (20,000 tons) from development activities at Dvoinoye was delivered to Kupol, and the Kupol plant upgrade was successfully completed during the first week of the third quarter.

Underground development continued well ahead of schedule in the quarter, with 3,237 metres completed year-to-date. The mine is expected to start first stoping operations in Q3, and is expected to reach targeted production in Q4. Overall infrastructure construction progress is at 73% and the project remains on schedule and on budget.

The Dvoinoye subsoil license expires in accordance with its terms on September 30, 2013. As previously disclosed, the Company has filed an ordinary course application with the appropriate authority to renew the license for a term sufficient to cover the presently anticipated life of mine. The Company is awaiting completion of the approval process, which is expected shortly.

Tasiast expansion project

Due to the Company’s increased focus on capital reduction and cash conservation in the current lower gold price environment, Kinross does not now expect to make a decision on whether to proceed with a Tasiast mill expansion until 2015 at the earliest, regardless of the outcome of the feasibility study on a 38,000 tonne per day (tpd) mill. This study remains on schedule for completion in the first quarter of 2014.

This decision is expected to reduce 2013 forecast capital expenditures by approximately $85 million, due to deferrals in stripping, equipment purchases, and infrastructure development, and a commensurate downsizing of the Tasiast project team. Further cost reductions resulting from these and other measures are expected in 2014.

Construction of other basic site infrastructure at Tasiast is proceeding on schedule, including the 20 MW power plant, reverse osmosis plant, sewage treatment plant, and maintenance facilities, with all construction expected to be completed by the end of the third quarter.

p. 5 Kinross reports 2013 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Fruta del Norte

On June 10, 2013, the Company announced that it would cease development of its Fruta del Norte (FDN) project in Ecuador, as a result of the inability to reach an agreement with the Government of Ecuador on exploitation and investment protection agreements for the project. Kinross has concluded that it is not in the interests of the Company and its shareholders to invest further in developing FDN. Kinross is currently in discussions with the Government of Ecuador regarding transition alternatives respecting FDN.

Exploration update

Total exploration expenditures for the second quarter of 2013 were $32.9 million, including $30.9 million for expensed exploration and $2.0 million for capitalized exploration.

Kinross was active on 28 mine site, near-mine and greenfield initiatives in the second quarter of 2013, with drilling across all projects totalling approximately 91,208 metres. Highlights of the second quarter exploration program include:

Tasiast

A total of 34,511 metres were drilled in Q2. Work continued on delineation of mineralization in quartz veins located along the Footwall Zone adjacent to the west side of the Piment central pit. The vein hosting structural corridor has been intersected in 15 drill holes (four of which were drilled in 2013) and appears to be developed over 500 strike metres. A further 10 holes are planned to follow-up positive intercepts.

Drilling resumed in the Tasiast Sud area testing targets located between five and ten kilometres south of West Branch. Exploration work followed up previous encouraging drill results below surface geochemical anomalies.  Assay results are pending for most of the drilling completed in the quarter; however, encouraging results were returned at the C613 and Tamaya zones.

La Coipa

Encouraging drill results were returned from the Catalina target, where oxide mineralization has been identified 800 metres southeast of La Coipa Phase 7. Further drilling is underway to assess the size and grade potential of this target.

Moroshka

At Moroshka, located four kilometres southeast of Kupol, most of the work focussed on delineating mineralization at the Main Vein and nearby targets. Confirmatory drilling at the Main Vein has been largely completed, with encouraging results. New drilling to the north and west of the Main Vein is testing for extensions of the existing vein and for parallel veins.

Dividend

Over the past year, Kinross has identified balance sheet strength and liquidity as key priority objectives. Consequently, the Company has undertaken a number of measures which are outlined in this release in order to reduce operating and capital costs in the current lower gold price environment.

To help ensure the Company maintains its strong balance sheet and liquidity position in this environment, the Board of Directors has suspended the upcoming semi-annual dividend. Future decisions regarding the dividend will be based on a number of factors, including market conditions, balance sheet strength and liquidity, operational performance, and the impact of ongoing cost reduction measures. The dividend suspension will provide the Company with additional liquidity of approximately $90 million for the remainder of 2013.

Outlook
The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page eight of this news release.

p. 6 Kinross reports 2013 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

As previously announced on February 13, 2013, Kinross expects to produce approximately 2.4-2.6 million gold equivalent ounces for the year. The Company remains on track to meet its global production guidance, as well as its regional production guidance.

Kinross also expects to meet its company-wide production cost of sales per gold equivalent ounce guidance of $740-$790 and its all-in sustaining costs guidance of $1,100-$1,200 per gold ounce sold on a by-product basis in 2013. The Company also expects to meet its regional production cost of sales guidance.

The Company is reducing its 2013 capital expenditure forecast to approximately $1.45 billion from $1.6 billion, mainly due to deferrals of stripping, infrastructure development, and equipment purchases at its projects and operations, and the cessation of development at FDN. Kinross is also reducing its total exploration expenditure forecast to $130 million from $160 million, mainly as a result of scope reductions, spending deferrals and reduced greenfield activity.

Impairment

At the end of Q2 2013, the Company identified both the recent and continued decline in metal prices, and the deferral of potential construction at Tasiast as indicators of potential impairment. As required by IFRS upon the identification of an indicator of impairment, the Company performed an impairment assessment using updated assumptions and estimates, including lower short-term and long-term metal prices. The forecast production output and capital expenditures included in the life of mine plans for all assets other than Tasiast remained unchanged from our 2012 year-end impairment assessment. The Tasiast valuation was based on a 38,000 tonne per day mill scenario, adjusted for the deferral in potential construction and production. The long-term gold price used in the Q2 impairment assessment was $1,300 per ounce, compared with $1,500 per ounce used in the year-end 2012 assessment.

As a result, the Company recorded after-tax non-cash impairment charges of $2,289.3 million, including an impairment to the carrying value of property, plant and equipment of $1,334.7 million at Tasiast. The impairment charges were principally due to the reduction in estimated short-term and long-term metal prices. The Tasiast impairment charge was also impacted by the deferral of potential construction and production.

As a result of the impairment assessment, the Company also recognized an impairment charge of $219.0 million related to its investment in Cerro Casale, which was recorded in other income (expense).

In addition, the Company wrote off the carrying value of its FDN asset of $720 million, which was comprised entirely of property, plant and equipment. FDN has been reclassified as a discontinued operation and its write-off does not affect the Company’s reported net loss from continuing operations.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, August 1, 2013 at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

p. 7 Kinross reports 2013 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

This release should be read in conjunction with Kinross’ 2013 second quarter Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ unaudited 2013 second quarter Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ghana, Mauritania, Russia and the United States, employing approximately 9,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

p. 8 Kinross reports 2013 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release include those under the headings Financial and operating highlights”, “CEO Commentary”, “Cost review and reduction”, Project update and new developments” and “Outlook” and  include, without limitation, statements with respect to: our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures, expected savings pursuant to our cost review and reduction initiatives, including the continuation of the Way Forward, modifications to projects and operations and our exploration budget, including the Tasiast expansion project and our expectations regarding timelines for continued development, as well as references to other possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “aims”, “anticipates”, ‘‘plans’’, ‘‘expects’’, “indicator”, “intend”, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts”, “focus”, “priority”, “goal”, “guidance”, “initiative”, “objective”, “on track”, “opportunity”, “outlook”, “potential”, “projected”, “pursue”, “strategy”, “study”, “targets”, or ‘‘believes’’, or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, or ‘‘should’’, ‘‘might’’, or “way forward”, ‘‘will be taken’’, ‘‘will occur’’ or ‘‘will be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our full-year 2012 Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and expansion at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) the cessation by the Company of further investment and development of the Fruta del Norte deposit and La Zarza mining concession (“FDN”) being consistent with Kinross’ current expectations including, without limitation, as to the reasonable cooperation of the Government of Ecuador in ensuring an orderly transition with respect to FDN (including, without limitation, any related transactions) that respects the interests of both parties; continuing recognition of the Company’s other remaining mining concessions and other assets, rights, titles and interests in Ecuador; the implementation of Ecuador’s mining and investment laws (and prospective amendment to these laws) and related regulations and policies; and compliance with, and the implementation and enforcement of, the Canada-Ecuador Agreement for the Promotion and Reciprocal Protection of Investments; (4) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the transition period as we reduce our level of activity in Ecuador and any potential amendments to the Brazilian Mining Code being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and any entity in which it now or hereafter directly or indirectly holds an investment; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the development of, operations at and production from the Dvoinoye deposit being consistent with Kinross’ expectations including but not limited to commencement of full production in the second half of 2013 and processing of Dvoinoye ore at the Kupol mill; (12) the viability of the Tasiast and Chirano mines (including but not limited to, at Tasiast, the impact of ore tonnage and grade variability reconciliation analysis) as well as permitting, development and expansion (including but not limited to, at Tasiast, expansion optimization initiatives leading to changes in processing approach and maintenance, the timing of completion and results of the Tasiast feasibility study and, as required, conversion of adjacent exploration licences to mining licences) of the Tasiast and Chirano mines being consistent with Kinross’ current expectations; (13) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (14) goodwill and/or asset impairment potential; and (15) access to capital markets, including but not limited to maintaining an investment grade debt rating and, as required, securing partial project financing for the Dvoinoye and the Tasiast expansion projects, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: our ability to successfully cease further investment in and development of FDN and, in cooperation with the Government of Ecuador, successfully complete an orderly transition with respect to FDN that is respectful of the interests of both parties and does not impose on the Company (and/or any of its directors, officers or employees) any unreasonable obligations or liabilities; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of further investment in and development of FDN, or any of the Company’s prior or continuing activities on or in respect thereof or otherwise in Ecuador; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation against the Company including, but not limited to, securities class actions in Canada and/or the United States; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and full-year 2012 and Q1 2013 Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company’s costs are denominated in US dollars.
A 10% change in foreign exchange could result in an approximate $9 impact in production cost of sales per ounce5.
A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on cost of sales per ounce.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties (other than exploration activities) contained in this news release has been prepared under the supervision of and verified by Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101 (“NI-43-101”). The technical information about the Company’s exploration activities contained in this news release has been prepared under the supervision of and verified by Dr. Glenton Masterman, an officer of the Company who is a “qualified person” within the meaning of NI 43-101.

5 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating, or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 9 Kinross reports 2013 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	GAAP to Adjusted Earnings from Continuing Operations Reconciliation
(in millions, except share and per share amounts)	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Net earnings (loss) from continuing operations attributable to common shareholders - as reported	$(2,481.9)	$113.9	$(2,319.5)	$212.5

Adjusting items:
Foreign exchange losses	17.7	16.2	21.3	10.6
Non-hedge derivatives gains - net of tax	(0.1)	(3.4)	(0.1)	(13.5)
(Gains) losses on sale of other assets - net of tax	0.2	0.3	(0.4)	0.3
Foreign exchange loss on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	35.5	9.6	32.9	12.1
Change in deferred income tax due to a change in statutory corporate income tax rate	-	-	-	110.3
Taxes in respect of prior years	(3.8)	-	0.2	1.3
Impairment charges - net of tax	2,324.4	-	2,324.4	-
Impairment of investments	227.5	20.2	233.1	20.2
	2,601.4	42.9	2,611.4	141.3
Net earnings from continuing operations attributable to common shareholders - Adjusted	$119.5	$156.8	$291.9	$353.8
Weighted average number of common shares outstanding - Basic	1,141.7	1,138.1	1,141.2	1,138.5
Net earnings from continuing operations per share - Adjusted	$0.10	$0.14	$0.26	$0.31

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, adjusted operating cash flow and adjusted operating cash flow per share measures are not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

p. 10 Kinross reports 2013 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

	GAAP to Adjusted Operating Cash Flow from Continuing Operations
(in millions, except share and per share amounts)	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Net cash flow of continuing operations provided from operating activities - as reported	$106.4	$79.1	$471.7	$461.2

Adjusting items:
Close out and early settlement of derivative instruments	-	(20.3)	-	(48.7)
Working capital changes:
Accounts receivable and other assets	103.2	54.1	74.1	82.8
Inventories	7.8	51.0	42.7	49.8
Accounts payable and other liabilities, including taxes	39.3	104.1	81.9	41.1
	150.3	188.9	198.7	125.0
Adjusted operating cash flow from continuing operations	$256.7	$268.0	$670.4	$586.2
Weighted average number of common shares outstanding - Basic	1,141.7	1,138.1	1,141.2	1,138.5
Adjusted operating cash flow from continuing operations per share	$0.22	$0.24	$0.59	$0.51

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

	Consolidated and Attributable Production Cost of Sales from Continuing Operations Per Equivalent Ounce Sold
(in millions, except ounces and production cost of sales per equivalent ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Production cost of sales from continuing operations - as reported(1)	$513.5	$464.1	$989.2	$915.8
Less: portion attributable to Chirano non-controlling interest	(5.0)	(4.9)	(10.1)	(10.3)
Attributable production cost of sales from continuing operations	$508.5	$459.2	$979.1	$905.5

Gold equivalent ounces sold from continuing operations	695,541	640,836	1,347,738	1,253,188
Less: portion attributable to Chirano non-controlling interest	(6,040)	(6,298)	(12,985)	(14,123)
Attributable gold equivalent ounces sold from continuing operations	689,501	634,538	1,334,753	1,239,065
Consolidated production cost of sales from continuing operations per equivalent ounce sold	$738	$724	$734	$731
Attributable production cost of sales from continuing operations per equivalent ounce sold	$737	$724	$734	$731

(1)	“Production cost of sales” is equivalent to “Total cost of sales” per the condensed consolidated interim financial statements less depreciation, depletion and amortization and impairment charges.

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

p. 11 Kinross reports 2013 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales from Continuing Operations Per Ounce Sold on a By- Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Production cost of sales from continuing operations - as reported(1)	$513.5	$464.1	$989.2	$915.8
Less: portion attributable to Chirano non-controlling interest	(5.0)	(4.9)	(10.1)	(10.3)
Less: attributable silver revenues from continuing operations	(57.0)	(71.0)	(118.9)	(154.7)
Attributable production cost of sales from continuing operations net of silver by-product revenue	$451.5	$388.2	$860.2	$750.8

Gold ounces sold from continuing operations	653,696	595,654	1,267,379	1,156,807
Less: portion attributable to Chirano non-controlling interest	(6,025)	(6,285)	(12,941)	(14,085)
Attributable gold ounces sold from continuing operations	647,671	589,369	1,254,438	1,142,722
Attributable production cost of sales from continuing operations per ounce sold on a by-product basis	$697	$659	$686	$657

(1)	“Production cost of sales” is equivalent to “Total cost of sales” per the interim condensed consolidated financial statements less depreciation, depletion and amortization and impairment charges.

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop this non-GAAP measure.  Adoption of this all-in sustaining cost metric is voluntary and not necessarily standard, and therefore, this measure presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost measure complements existing measures reported by Kinross in order to reflect the total current period cost of producing gold from operations.

Starting from the second quarter of 2013, the Company conformed its previously reported definition of all-in sustaining costs to that published by the WGC with the principal changes being the characterization of certain exploration costs and additions to property, plant and equipment as either sustaining or non-sustaining, and the inclusion of reclamation and remediation expenses for current operations. The comparative periods have been restated accordingly. The Company believes that this change will enable investors to better understand the total current period costs associated with producing gold in comparison with other gold mining companies.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

	Attributable All-in Sustaining Cost from Continuing Operations Per Ounce Sold on a By-Product Basis
	Three months ended		Six months ended
	June 30,		June 30,
(in millions, except ounces and production cost of sales per ounce)	2013	2012	2013	2012
Production cost of sales from continuing operations - as reported(1)	$513.5	$464.1	$989.2	$915.8
Less: portion attributable to Chirano non-controlling interest	(5.0)	(4.9)	(10.1)	(10.3)
Less: attributable silver sales from continuing operations	(57.0)	(71.0)	(118.9)	(154.7)
Attributable production cost of sales from continuing operations net of silver by-product revenue	$451.5	$388.2	$860.2	$750.8
Adjusting items on an attributable basis:
General and administrative	42.4	44.0	81.9	83.7
Exploration and business development - sustaining	24.9	34.1	49.2	68.9
Other operating expense - sustaining	(2.1)	5.8	11.3	15.2
Additions to property, plant and equipment - sustaining	127.2	86.1	229.3	405.0
Reclamation and remediation costs related to current operations	15.0	13.6	29.9	24.3
Inventory impairment charge	35.1	-	35.1	-
All-in Sustaining Cost - attributable	$694.0	$571.8	$1,296.9	$1,347.9
Gold ounces sold from continuing operations	653,696	595,654	1,267,379	1,156,807
Less: portion attributable to Chirano non-controlling interest	(6,025)	(6,285)	(12,941)	(14,085)
Attributable gold ounces sold from continuing operations	647,671	589,369	1,254,438	1,142,722
Attributable all-in sustaining cost from continuing operations per ounce sold on a by-product basis	$1,072	$970	$1,034	$1,180

(1)	“Production cost of sales” is equivalent to “Total cost of sales” per the interim financial statements less depreciation, depletion and amortization and impairment charges.

p. 12 Kinross reports 2013 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Review of Operations

Three months ended June 30,	Gold equivalent ounces				Production cost of		Production cost of
	Produced		Sold		sales(1) ($millions)		sales(1)/oz
	2013	2012	2013	2012	2013	2012	2013	2012

Fort Knox	102,740	71,952	98,998	71,978	$56.9	$54.5	$575	$757
Round Mountain	41,016	53,147	43,035	52,433	35.0	34.7	813	662
Kettle River - Buckhorn	45,044	35,985	46,015	40,354	22.8	20.5	495	508
North America Total	188,800	161,084	188,048	164,765	114.7	109.7	610	666

Kupol	121,728	149,214	164,627	156,716	84.9	73.2	516	467
Russia Total	121,728	149,214	164,627	156,716	84.9	73.2	516	467

Paracatu	120,247	118,419	118,243	118,389	101.9	108.2	862	914
La Coipa	48,237	36,113	46,574	30,325	36.0	34.9	773	1,151
Maricunga	49,032	60,841	55,163	61,367	59.3	44.5	1,075	725
South America Total	217,516	215,373	219,980	210,081	197.2	187.6	896	893

Tasiast	71,047	49,807	62,489	46,296	66.6	44.5	1,066	961
Chirano (100%)	62,545	63,660	60,397	62,978	50.1	49.1	830	780
West Africa Total	133,592	113,467	122,886	109,274	116.7	93.6	950	857

Continuing operations	661,636	639,138	695,541	640,836	513.5	464.1	738	724
Discontinued operations(2)	-	15,105	-	15,611	-	13.6	-	871

Operations Total	661,636	654,243	695,541	656,447	$513.5	$477.7	$738	$728
Less Chirano non-controlling interest (10%)	(6,255)	(6,366)	(6,040)	(6,298)	(5.0)	(4.9)

Attributable - Continuing operations	655,381	632,772	689,501	634,538	$508.5	$459.2	$737	$724

Attributable Total	655,381	647,877	689,501	650,149	$508.5	$472.8	$737	$727

(1) “Production cost of sales” is equivalent to “Total cost of sales” per the interim condensed consolidated financial statements less depreciation, depletion and amortization and impairment charges.

(2) On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine.

Six months ended June 30,	Gold equivalent ounces				Production cost of		Production cost of
	Produced		Sold		sales(1) ($millions)		sales(1)/oz
	2013	2012	2013	2012	2013	2012	2013	2012

Fort Knox	195,992	133,668	217,032	132,343	$122.8	$106.5	$566	$805
Round Mountain	80,437	97,905	81,831	95,984	66.2	71.9	809	749
Kettle River - Buckhorn	84,914	78,603	85,688	79,675	43.1	39.5	503	496
North America Total	361,343	310,176	384,551	308,002	232.1	217.9	604	707

Kupol	246,226	276,184	248,426	283,451	130.8	134.4	527	474
Russia Total	246,226	276,184	248,426	283,451	130.8	134.4	527	474

Paracatu	240,138	223,037	240,271	228,916	203.3	213.6	846	933
La Coipa	101,966	73,853	103,816	74,037	76.3	78.5	735	1,060
Maricunga	104,094	124,830	109,954	130,430	119.1	88.2	1,083	676
South America Total	446,198	421,720	454,041	433,383	398.7	380.3	878	878

Tasiast	133,804	87,441	130,870	87,123	126.8	80.4	969	923
Chirano (100%)	129,675	139,566	129,850	141,229	100.8	102.8	776	728
West Africa Total	263,479	227,007	260,720	228,352	227.6	183.2	873	802

Continuing operations	1,317,246	1,235,087	1,347,738	1,253,188	989.2	915.8	734	731
Discontinued operations(2)	-	30,994	-	32,764	-	27.4	-	836

Operations Total	1,317,246	1,266,081	1,347,738	1,285,952	$989.2	$943.2	$734	$733
Less Chirano non-controlling interest (10%)	(12,968)	(13,957)	(12,985)	(14,123)	(10.1)	(10.3)

Attributable - Continuing operations	1,304,278	1,221,130	1,334,753	1,239,065	$979.1	$905.5	$734	$731

Attributable Total	1,304,278	1,252,124	1,334,753	1,271,829	$979.1	$932.9	$734	$734

(1) “Production cost of sales” is equivalent to “Total cost of sales” per the interim condensed consolidated financial statements less depreciation, depletion and amortization and impairment charges.

(2) On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine.

p. 13 Kinross reports 2013 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated balance sheets

(unaudited, expressed in millions of United States dollars, except share amounts)

	As at
	June 30,	December 31,	January 1,
	2013	2012	2012

Assets
Current assets
Cash and cash equivalents	$1,163.1	$1,632.7	$1,724.8
Restricted cash	58.8	58.1	56.1
Short-term investments	-	349.8	1.3
Accounts receivable and other assets	324.7	280.9	304.7
Inventories	1,281.1	1,254.9	961.7
Unrealized fair value of derivative assets	2.6	15.0	2.8
	2,830.3	3,591.4	3,051.4
Non-current assets
Property, plant and equipment	6,744.0	8,968.1	8,855.0
Goodwill	476.8	1,136.7	3,382.3
Long-term investments	26.3	49.1	79.3
Investments in associate and joint ventures	319.2	536.1	654.9
Unrealized fair value of derivative assets	0.8	9.6	1.1
Deferred charges and other long-term assets	541.5	545.5	403.1
Deferred tax assets	108.9	46.1	21.8
Total assets	$11,047.8	$14,882.6	$16,448.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$577.3	$636.2	$562.0
Current tax payable	54.4	93.2	67.6
Current portion of long-term debt	60.0	516.2	31.9
Current portion of provisions	34.2	42.0	37.6
Current portion of unrealized fair value of derivative liabilities	41.9	22.0	66.7
	767.8	1,309.6	765.8
Non-current liabilities
Long-term debt	2,087.2	2,116.4	1,599.4
Provisions	727.5	720.4	584.0
Unrealized fair value of derivative liabilities	26.3	10.5	32.7
Other long-term liabilities	139.0	125.6	132.4
Deferred tax liabilities	536.9	674.4	863.9
Total liabilities	4,284.7	4,956.9	3,978.2

Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	$14,716.3	$14,692.5	$14,656.6
Contributed surplus	87.3	89.9	81.4
Accumulated deficit	(8,070.9)	(4,937.1)	(2,249.9)
Accumulated other comprehensive income (loss)	(46.2)	4.9	(97.7)
Total common shareholders’ equity	6,686.5	9,850.2	12,390.4
Non-controlling interest	76.6	75.5	80.3
Total equity	6,763.1	9,925.7	12,470.7
Commitments and contingencies
Total liabilities and equity	$11,047.8	$14,882.6	$16,448.9

Common shares
Authorized	Unlimited	Unlimited	Unlimited
Issued and outstanding	1,142,155,053	1,140,132,123	1,137,732,344

p. 14 Kinross reports 2013 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of operations

(unaudited, expressed in millions of United States dollars, except per share and share amounts)

	Three months ended		Six months ended

	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012

Revenue
Metal sales	$968.0	$1,005.6	$2,026.1	$2,010.7

Cost of sales
Production cost of sales	513.5	464.1	989.2	915.8
Depreciation, depletion and amortization	210.1	157.0	437.8	299.5
Impairment charges	2,433.1	-	2,433.1	-
Total cost of sales	3,156.7	621.1	3,860.1	1,215.3
Gross profit (loss)	(2,188.7)	384.5	(1,834.0)	795.4
Other operating expense	9.4	10.7	33.4	22.2
Exploration and business development	43.2	70.6	81.7	128.3
General and administrative	42.4	44.0	81.9	83.7
Operating earnings (loss)	(2,283.7)	259.2	(2,031.0)	561.2
Other income (expense) - net	(243.3)	(31.2)	(251.7)	(20.6)
Equity in losses of associate and joint venture	(2.2)	(1.5)	(3.1)	(1.5)
Finance income	2.3	1.1	4.3	2.1
Finance expense	(9.1)	(9.0)	(17.7)	(18.8)
Earnings (loss) before taxes	(2,536.0)	218.6	(2,299.2)	522.4
Income tax recovery (expense) - net	53.6	(104.5)	(19.2)	(318.5)
Earnings (loss) from continuing operations after tax	(2,482.4)	114.1	(2,318.4)	203.9
Earnings (loss) from discontinued operations after tax	(721.1)	39.7	(723.0)	46.8
Net earnings (loss)	$(3,203.5)	$153.8	$(3,041.4)	$250.7

Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$(0.5)	$0.2	$1.1	$(8.6)
Common shareholders	$(2,481.9)	$113.9	$(2,319.5)	$212.5
Net earnings (loss) attributable to:
Non-controlling interest	$(0.5)	$0.2	$1.1	$(8.6)
Common shareholders	$(3,203.0)	$153.6	$(3,042.5)	$259.3

Earnings (loss) per share from continuing operations attributable to common shareholders

Basic	$(2.17)	$0.10	$(2.03)	$0.19
Diluted	$(2.17)	$0.10	$(2.03)	$0.19
Earnings (loss) per share attributable to common shareholders

Basic	$(2.81)	$0.13	$(2.67)	$0.23
Diluted	$(2.81)	$0.13	$(2.67)	$0.23

Weighted average number of common shares outstanding (millions)
Basic	1,141.7	1,138.1	1,141.2	1,138.5
Diluted	1,141.7	1,144.3	1,141.2	1,144.4

p. 15 Kinross reports 2013 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of cash flows

(unaudited, expressed in millions of United States dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
Net inflow (outflow) of cash related to the following activities:

Operating:
Net earnings (loss) from continuing operations	$(2,482.4)	$114.1	$(2,318.4)	$203.9
Adjustments to reconcile net earnings from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	210.1	157.0	437.8	299.5
Losses (gains) on sale of other assets - net	0.2	0.5	(0.6)	0.5
Impairment charges	2,433.1	-	2,433.1	-
Impairment of investments	227.5	20.2	233.1	20.2
Equity in losses of associate and joint venture	2.2	1.5	3.1	1.5
Non-hedge derivative gains - net	(0.1)	(3.4)	(0.1)	(13.5)
Settlement of derivative instruments	-	20.3	0.2	48.7
Share-based compensation expense	9.4	9.4	18.1	18.9
Accretion expense	5.1	5.3	10.5	10.7
Deferred tax (recovery) expense	(164.1)	(14.1)	(184.9)	83.3
Foreign exchange (gains) losses and other	15.7	(22.5)	38.5	(38.8)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(103.2)	(54.1)	(74.1)	(82.8)
Inventories	(7.8)	(51.0)	(42.7)	(49.8)
Accounts payable and accrued liabilities	59.6	26.9	92.6	148.4
Cash flow provided from operating activities	205.3	210.1	646.2	650.7
Income taxes paid	(98.9)	(131.0)	(174.5)	(189.5)
Net cash flow of continuing operations provided from operating activities	106.4	79.1	471.7	461.2
Net cash flow of discontinued operations used in operating activities	(2.5)	(0.7)	(9.7)	(2.8)

Investing:
Additions to property, plant and equipment	(321.0)	(414.7)	(630.5)	(920.3)
Net proceeds from (additions to) long-term investments and other assets	(18.8)	26.0	(43.3)	13.5
Net proceeds from the sale of property, plant and equipment	0.1	0.2	1.4	0.2
Disposals of short-term investments	-	-	349.8	1.1
Increase (decrease) in restricted cash	(0.9)	0.4	(0.9)	1.3
Interest received	2.1	1.2	4.2	2.1
Other	-	0.4	-	0.1
Net cash flow of continuing operations used in investing activities	(338.5)	(386.5)	(319.3)	(902.0)
Net cash flow of discontinued operations provided from (used) in investing activities	(6.0)	204.0	(14.3)	180.3
Financing:
Issuance of common shares on exercise of options and warrants	1.4	1.6	3.0	3.5
Proceeds from issuance of debt	-	168.9	-	296.3
Repayment of debt	(6.3)	(170.7)	(493.3)	(322.5)
Interest paid	(1.2)	(1.6)	(2.7)	(4.8)
Dividends paid to common shareholders	-	-	(91.3)	(91.1)
Other	(1.7)	(0.1)	(1.7)	(0.8)
Net cash flow of continuing operations used in financing activities	(7.8)	(1.9)	(586.0)	(119.4)
Net cash flow of discontinued operations used in financing activities	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(9.3)	(7.0)	(12.0)	(4.4)
Decrease in cash and cash equivalents	(257.7)	(113.0)	(469.6)	(387.1)
Cash and cash equivalents, beginning of period	1,420.8	1,450.7	1,632.7	1,724.8
Cash and cash equivalents, end of period	$1,163.1	$1,337.7	$1,163.1	$1,337.7

p. 16 Kinross reports 2013 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (7)	Gold Eq Sales (7)	Production costs of sales(8)	Production cost of sales(8)/oz	Cap Ex	DD&A
			(%)	(‘000 tonnes)	(‘000 tonnes)	(‘000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
North America	Fort Knox	Q2 2013	100	5,048	3,231	10,261	0.80	0.30	84%	102,740	98,998	$56.9	$575	$27.9	$25.3
		Q1 2013	100	7,361	2,894	536	0.88	0.25	84%	93,252	118,034	65.9	558	49.4	27.2
		Q4 2012	100	7,805	3,273	6,530	1.03	0.30	84%	119,582	100,923	49.8	493	37.8	20.7
		Q3 2012	100	7,998	3,238	12,873	0.76	0.30	84%	106,698	100,172	64.9	648	13.7	25.7
		Q2 2012	100	5,115	3,452	9,632	0.51	0.33	85%	71,952	71,978	54.5	757	38.4	11.3
	Round Mountain	Q2 2013	50	4,070	868	4,098	0.56	0.34	68%	41,016	43,035	35.0	813	13.5	9.3
		Q1 2013	50	6,474	936	6,468	0.64	0.38	75%	39,421	38,796	31.2	804	10.0	4.9
		Q4 2012	50	3,820	867	3,864	0.68	0.40	70%	41,220	41,371	32.6	788	18.8	5.4
		Q3 2012	50	5,376	1,026	5,118	0.72	0.44	71%	53,205	53,237	32.2	605	14.4	6.6
		Q2 2012	50	5,186	922	3,752	0.82	0.43	74%	53,147	52,433	34.7	662	19.3	8.4
	Kettle River	Q2 2013	100	96	106	-	13.09	-	94%	45,044	46,015	22.8	495	1.1	18.8
		Q1 2013	100	91	121	-	13.21	-	92%	39,870	39,673	20.3	512	1.2	16.4
		Q4 2012	100	101	87	-	13.96	-	93%	33,548	33,242	15.4	463	4.7	15.1
		Q3 2012	100	81	95	-	15.23	-	94%	43,942	44,049	20.7	470	1.0	21.7
		Q2 2012	100	93	111	-	11.52	-	92%	35,985	40,354	20.5	508	3.2	18.2
Russia	Kupol (4)(5)	Q2 2013	100	318	306	-	11.16	-	94%	121,728	164,627	84.9	516	20.7	27.9
		Q1 2013	100	338	328	-	10.57	-	93%	124,498	83,799	45.9	548	29.0	14.9
		Q4 2012	100	337	329	-	11.89	-	93%	146,535	130,759	62.0	474	21.5	24.6
		Q3 2012	100	302	332	-	12.34	-	94%	155,533	164,025	76.5	466	59.0	30.1
		Q2 2012	100	320	329	-	12.23	-	93%	149,214	156,716	73.2	467	43.5	29.4
South America	Paracatu	Q2 2013	100	13,836	13,451	-	0.37	-	75%	120,247	118,243	101.9	862	25.7	26.3
		Q1 2013	100	13,971	14,068	-	0.37	-	75%	119,891	122,028	101.4	831	14.4	26.1
		Q4 2012	100	15,791	13,692	-	0.39	-	75%	132,114	137,534	109.8	798	61.7	31.5
		Q3 2012	100	13,336	13,386	-	0.38	-	70%	111,558	104,937	92.0	877	81.0	20.0
		Q2 2012	100	12,544	12,988	-	0.38	-	74%	118,419	118,389	108.2	914	67.2	19.2
	La Coipa (3)	Q2 2013	100	584	1,331	-	0.93	-	88%	48,237	46,574	36.0	773	2.2	29.5
		Q1 2013	100	990	1,400	-	0.97	-	84%	53,729	57,242	40.3	704	1.5	36.8
		Q4 2012	100	1,298	1,421	-	1.07	-	86%	63,429	58,935	43.2	733	8.4	26.8
		Q3 2012	100	896	1,297	-	0.65	-	79%	41,585	42,240	45.9	1,087	25.9	12.2
		Q2 2012	100	585	1,256	-	0.72	-	77%	36,113	30,325	34.9	1,151	21.9	6.2
	Maricunga	Q2 2013	100	3,807	-	3,659	-	0.53	nm	49,032	55,163	59.3	1,075	10.2	11.0
		Q1 2013	100	4,452	-	3,861	-	0.57	nm	55,062	54,791	59.8	1,091	16.3	32.3
		Q4 2012	100	5,704	-	3,937	-	0.59	nm	64,568	61,046	56.6	927	0.5	5.4
		Q3 2012	100	5,326	-	3,755	-	0.64	nm	46,971	45,818	40.0	873	33.9	4.9
		Q2 2012	100	3,808	-	3,487	-	0.65	nm	60,841	61,367	44.5	725	50.7	5.5
West Africa	Tasiast	Q2 2013	100	5,314	652	3,838	2.03	0.29	92%	71,047	62,489	66.6	1,066	186.2	28.4
		Q1 2013	100	6,164	639	4,154	1.87	0.35	91%	62,757	68,381	60.2	880	155.6	33.3
		Q4 2012	100	9,522	659	3,681	1.31	0.59	91%	46,051	44,400	47.1	1,061	291.6	23.1
		Q3 2012	100	6,637	643	1,887	1.55	0.51	92%	51,842	48,045	32.2	670	190.4	18.6
		Q2 2012	100	5,636	656	4,477	1.74	0.47	86%	49,807	46,296	44.5	961	124.3	19.9
	Chirano - 100%	Q2 2013	90	826	854	-	2.50	-	94%	62,545	60,397	50.1	830	27.2	31.7
		Q1 2013	90	1,005	816	-	2.73	-	93%	67,130	69,453	50.7	730	28.1	33.8
		Q4 2012	90	1,311	879	-	3.27	-	94%	86,070	87,724	61.2	698	41.3	45.1
		Q3 2012	90	1,252	846	-	2.67	-	93%	67,599	69,698	51.3	736	15.9	39.5
		Q2 2012	90	1,016	802	-	2.70	-	92%	63,660	62,978	49.1	780	20.6	36.9
	Chirano (6)	Q2 2013	90	826	854	-	2.50	-	94%	56,290	54,357	45.1	830	24.5	28.5
		Q1 2013	90	1,005	816	-	2.73	-	93%	60,417	62,508	45.6	730	25.3	30.4
		Q4 2012	90	1,311	879	-	3.27	-	94%	77,463	78,952	55.1	698	37.2	40.6
		Q3 2012	90	1,252	846	-	2.67	-	93%	60,839	62,728	46.2	736	14.3	35.6
		Q2 2012	90	1,016	802	-	2.70	-	92%	57,294	56,680	44.2	780	18.5	33.2

(1)	Ore processed is to 100%, production and costs are to Kinross’ account.
(2)
Due to the nature of heap leach operations, recovery rates at Maricunga cannot be accurately measured on a quarterly basis.  Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.

(3)	La Coipa silver grade and recovery were as follows: Q2 (2013) 32.45 g/t, 61%; Q1 (2013) 35.61 g/t, 58%; Q4 (2012) 49.45 g/t, 50%; Q3 (2012) 55.58 g/t, 45%
(4)	The Kupol segment includes the Kupol and Dvoinoye mines.
(5)	Kupol silver grade and recovery were as follows: Q2 (2013) 139.03 g/t, 83%; Q1 (2013) 128.44 g/t, 85%; Q4 (2012) 155.53 g/t, 85%; Q3 (2012) 163.68 g/t, 85%
(6)	Includes Kinross’ share of Chirano at 90%.
(7)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows:   Q2 2013: 61.14:1, Q1 2013: 54.19:1, Q4 2012: 52.55:1, Q3 2012: 55.44:1.

(8)	“Production cost of sales” is equivalent to “Total cost of sales” per the interim financial statements less depreciation, depletion and amortization and impairment charges.

p. 17 Kinross reports 2013 second-quarter results	www.kinross.com